

07002384

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED JAN 29 2007 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-044444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
RENAISSANCE CAPITAL INVESTMENTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 GREENWICH PLAZA
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM K. SMITH (203) 622-2978
(Area Code – Telephone Number)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN LLC
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVENUE SUITE 801 (Address) JERSEY CITY (City), NJ (State) 07306 (Zip Code)

PROCESSED
MAR 12 2007
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 26 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, WILLIAM K. SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RENAISSANCE CAPITAL INVESTMENTS, INC., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

REGINA M. LUPO
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RENAISSANCE CAPITAL INVESTMENTS, INC.
#2 GREENWICH PLAZA
GREENWICH, CT. 06830
AS AT DECEMBER 31, 2006

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.

FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

CONTENTS

A.L. Wellen LLC

A.L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Renaissance Capital Investments, Inc.
#2 Greenwich Plaza
Greenwich, CT 06830

I have audited the accompanying statement of financial condition of Renaissance Capital Investments, Inc. as of December 31, 2006, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on the audit.

I conducted the audit in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that the audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Renaissance Capital Investments, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

A.L. Wellen LLC
A.L. Wellen LLC

Jersey City, New Jersey
January 18, 2007

RENAISSANCE CAPITAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash & Cash Equivalents		$ 137,000
Due from parent		75,363
TOTAL ASSETS		$ 212,363

LIABILITIES & SHAREHOLDER'S EQUITY

CURRENT LIABILITIES		
TOTAL LIABILITIES		NONE
SHAREHOLDER EQUITY		
Capital Stock- Common $.01 par value		
1,000 shares authorized 136 shares issued	$ 1	
Retained Earnings	212,362	
TOTAL SHAREHOLDER'S EQUITY		212,363
TOTAL LIABILITIES & SHAREHOLDER'S EQUITY		$ 212,363

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.
INCOME STATEMENT
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

INCOME		
Commissions and Fees		$ 20,046
Interest and Dividend Income		4,901
TOTAL INCOME		$ 24,947
EXPENSES		
Administration fee expense – Parent	$ 21,792	
Bank service charge	286	
NASD Assessment & Charges	654	
Corporate filing fee	215	
TOTAL EXPENSES		22,947
Net Profit for the Period		$ 2,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Profit		$ 2,000
Adjustments to reconcile net income to net cash provided by operating activities:	-0-	
TOTAL ADJUSTMENTS		-0-
Net Cash Provided by Operating Activities		$ 2,000
Cash and cash equivalents January 1, 2006		135,000
Cash and cash equivalents December 31, 2006		$ 137,000

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

A.L. Wellen LLC

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

COMMON STOCK	
Total January 1, 2006	$ 1
Changes for the period- January 1, 2006 To December 31, 2006	None
TOTAL COMMON STOCK – DECEMBER 31, 2006	$ 1

RETAINED EARNINGS	
Total January 1, 2006	$ 210,362
Net profit for the period January 1, 2006 to December 31, 2006	2,000
TOTAL RETAINED EARNINGS December 31, 2006	$ 212,362

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

RENAISSANCE CAPITAL INVESTMENTS, INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2006

Total January 1, 2006	none
Changes for the period – January 1, 2006 to December 31, 2006	none
TOTAL SUBORDINATED LIABILITIES – December 31, 2006	none

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

RENAISSANCE CAPITAL INVESTMENTS INC.
NOTES TO FINANCIAL STATEMENTS
TWELVE MONTHS ENDED DECEMBER 31, 2006

GENERAL INFORMATION

Renaissance Capital Investments, Inc is a corporation organized under the laws of the state of Delaware. It's principal form of revenue are fees from customers buying and selling securities.

The firm is a registered broker / dealer in securities under the Securities & Exchange Act of 1934 and are members of The National Association of Securities Dealers and the Securities Investor Protection Corporation.

At December 31, 2006 the firms' aggregate indebtedness and net capital were $ -0- and $ 137,000 respectively a ratio of -0- to one. The minimum net capital was $ 100,000. A copy of the firm's financial statements as at December 31, 2006 is available for inspection at the firm's office or at the regional office of the Securities and Exchange Commission.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared in accordance with generally accepted accounting principles.

In preparing financial statements, management makes estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the financial statements are reasonable and prudent; however, actual results could differ from those estimates.

Effectively January 1,1997 Renaissance Capital Corporation the "Parent" of Renaissance Capital Investments Inc. assumed the following expenses: taxes, rent, telephone, office supplies and personnel costs with no expectation of reimbursement from Renaissance Capital Investments, Inc.

NOTE 2 - INCOME TAXES

All corporate tax returns are filled on a calendar year basis.

The company has adopted the liability method of accounting for the tax assets and liabilities.

NOTE 3 - RULE 15C 3-3

The company holds no customer funds and is exempt from the requirements for of Rule 15C 3-3

SCHEDULE I

RENAISSANCE CAPITAL INVESTMENTS, INC.
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1
AS AT DECEMBER 31, 2006

Stockholders' Equity- Per statement of Financial Condition		$ 212,363
CAPITAL REDUCTIONS		
Non Allowable Assets	$ 75,363	
Haircuts	-0-	
TOTAL CAPITAL REDUCTIONS		75,363
NET CAPITAL		$ 137,000
MINIMUM NET CAPITAL REQUIRED		100,000
EXCESS NET CAPITAL		$ 37,000

ITEMS OF AGGREGATE INDEBTEDNESS

None

TOTAL ITEMS OF AGGREGATE INDEBTEDNESS	$ -0-
Percentage of aggregate indebtedness to net capital	-0-%

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SCHEDULE II

RENAISSANCE CAPITAL INVESTMENTS, INC.
RECONCILIATION OF FOCUS REPORT WITH
FINANCIAL STATEMENTS
DECEMBER 31, 2006

Net Capital – per computation of Net Capital December 31, 2006 on the audited report.	$ 137,000
NET CAPITAL PER FOCUS REPORT DECEMBER 31, 2006	$ 137,000

There were no material differences in net capital between the audited report and the focus report dated December 31, 2006

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART
OF THESE FINANCIAL STATEMENTS

We, officers of Renaissance Capital Investments, Inc. #2 Greenwich Plaza, Greenwich, CT. 06830, hereby attest that the Financial Statements and Operational Reports as at December 31, 2006 submitted by A. L. Wellen LLC 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.



William K. Smith, President



Kathleen S. Smith, Secretary

ATTESTED BY:



A. L. WELLEN LLC

A.L. Wellen LLC

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

William K. Smith, being sworn according to law, deposes and says: I am the president of Renaissance Capital Investments, Inc. # 2 Greenwich Plaza Greenwich, CT 06830.

The report submitted by A.L. Wellen LLC as at December 31, 2006 showing a Statement of Financial Condition, Statement of Income Expenses, Statement of Cash Flows, Statement of Changes in Shareholders Equity, Statements of Liability Subordinated to Claims to General Creditors, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety Interest in any Accounts classified as that of a customer.



WILLIAM K. SMITH

Subscribed and sworn to before me

this 17th day of January 2007



REGINA M. LUPO
NOTARY PUBLIC
MY COMMISSION EXPIRES 9/30/2009

A.L. Wellen LLC

A. L. Wellen LLC
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

Renaissance Capital Investments, Inc.
2 Greenwich Plaza
Greenwich, CT. 06830

In planning and performing the audit of the financial statements of Renaissance Capital Investments, Inc, for the year ended December 31, 2006, I considered its internal control structure, including procedures for safeguarding securities, in order to determine the auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Renaissance Capital Investments, Inc, that I considered relevant to the objectives stated in rule 17a 5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A.L. Wellen LLC

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities, that I consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in the audit of the financial statements of Renaissance Capital Investments, Inc. for the year ended December 31, 2006 and this report does not affect the report thereon dated January 18, 2007

I have advised you of the limitations of the audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). I have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of the audit, you did not wish to engage me to perform any such additional procedures at this time.

I do feel that more than one person should have knowledge of the bookkeeping and accounting functions of the company in case of accident or sickness etc.

I understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2006, to meet Commission's objectives.

A.L. Wellen LLC

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A L Wellen LLC

A. L. Wellen LLC
Jersey City, New Jersey

January 18, 2007

END